Exhibit 99.1

Bitauto Announces Unaudited Second Quarter 2013 Results

BEIJING, August 8, 2013 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the second quarter ended June 30, 20131.

Second Quarter 2013 Highlights

•	Revenue in the second quarter of 2013 was RMB338.0 million (US$55.1 million), a 36.5% increase from the corresponding period in 2012.

•	Gross profit in the second quarter of 2013 was RMB255.2 million (US$41.6 million), a 44.9% increase from the corresponding period in 2012.

•	Operating profit in the second quarter of 2013 was RMB50.8 million (US$8.3 million), a 64.3% increase from the corresponding period in 2012.

•

IFRS profit in the second quarter of 2013 was RMB55.8 million (US$9.1 million), a 113.2% increase from the corresponding period in 2012. Basic and diluted profit per ADS, each representing one ordinary share, in the second quarter of 2013 amounted to RMB1.41 (US$0.23) and RMB1.35 (US$0.22), respectively.

•

Non-GAAP profit in the second quarter of 2013 was RMB59.1 million (US$9.6 million), a 105.8% increase from the corresponding period in 2012. Non-GAAP basic and diluted profit per ADS in the second quarter of 2013 amounted to RMB1.50 (US$0.24) and RMB1.43 (US$0.23), respectively.

Mr. William Li, chief executive officer of Bitauto commented, “I am pleased to announce a healthy year-over-year revenue growth of 36.5% in the second quarter with both revenue and non-GAAP diluted profit per ADS exceeding our company guidance.”

“Our core businesses, the bitauto.com advertising business and the EP platform business, remained our strongest revenue drivers with a year-over-year revenue growth of 45.7% and 45.2%, respectively,” Mr. Li added. “We are encouraged by these results, which reflect the continuing ability of our products and services to respond to the changing needs of automakers and auto dealers.”

Mr. Li continued, “We continue to execute on our core growth strategies. We remain focused on increasing subscriber utilization of the EP platform’s extensive functionalities and further enhancing our service and product offerings, extending and deepening recognition of the Bitauto brands and investing in our used car business.”

Andy Zhang, chief financial officer of Bitauto, commented, “We were encouraged by the strong growth in both revenue and profitability in the second quarter. We will continue to invest in product development and brand building activities in order to build on the inherent scalability of the Bitauto businesses and deliver sustainable long-term growth.”

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.1374 to US$1.00, the effective noon buying rate as of June 28, 2013 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Recent Business Updates

•

As of June 30, 2013, the Company had a total of 42,140,890 ordinary shares, with 23,405,809 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the second quarter of 2013 were calculated using a weighted average of 39,489,454 and 41,343,556 ADSs, respectively.

Second quarter 2013 Results

Bitauto reported revenue of RMB338.0 million (US$55.1 million) for the second quarter of 2013, representing a 36.5% increase from the corresponding period in 2012. The increase in revenue was primarily attributable to the growth of the bitauto.com advertising business and the EP platform business.

Cost of revenue for the second quarter of 2013 was RMB82.8 million (US$13.5 million), representing a year-over-year increase of 15.7% from RMB71.6 million (US$11.7 million). Cost of revenue as a percentage of revenue in the second quarter of 2013 was 24.5%, compared to 28.9% in the corresponding period in 2012. The increase in cost of revenue was mainly due to an increase in higher-direct-cost services, an increase in content distribution costs and an increase in personnel expenses of employees directly engaged in revenue-generating activities.

Gross profit for the second quarter of 2013 was RMB255.2 million (US$41.6 million), representing a 44.9% increase from the corresponding period in 2012.

Selling and administrative expenses were RMB182.2 million (US$29.7 million) for the second quarter of 2013, representing an increase of 37.6% from the corresponding period in 2012. This increase was primarily attributable to an increase in expenses relating to the Company’s search engine and auto show marketing efforts, as well as an increase in selling and administrative headcount, and an increase in employee salaries and benefits.

Product development expenses were RMB22.2 million (US$3.6 million) for the second quarter of 2013, a 74.8% increase from the corresponding period in 2012. The increase was primarily due to an increase in product development headcount and an increase in personnel-related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB3.2 million (US$0.5 million) in the second quarter of 2013, compared to RMB2.5 million (US$0.4 million) in the corresponding period in 2012. The increase was mainly due to the issuance of new options granted in August 2012.

Operating profit in the second quarter of 2013 was RMB50.8 million (US$8.3 million), representing a 64.3% increase from the corresponding period in 2012. The increase was mainly due to business scalability and an increase in operation efficiency.

Income tax expense in the second quarter of 2013 was RMB2.2 million (US$0.4 million), compared to an income tax expense of RMB1.7 million (US$0.3 million) in the corresponding period in 2012.

IFRS profit in the second quarter of 2013 was RMB55.8 million (US$9.1 million), a 113.2% increase from the corresponding period in 2012. Basic and diluted profit per ADS, each representing one ordinary share, in the second quarter of 2013 amounted to RMB1.41 (US$0.23) and RMB1.35 (US$0.22), respectively.

Non-GAAP profit in the second quarter of 2013 was RMB59.1 million (US$9.6 million), a 105.8% increase from the corresponding period in 2012. Non-GAAP basic and diluted profit per ADS in the second quarter of 2013 amounted to RMB1.50 (US$0.24) and RMB1.43 (US$0.23), respectively.

Business Segment Results

Revenue from the bitauto.com advertising business for the second quarter of 2013 was RMB176.5 million (US$28.8 million), representing a 45.7% increase from the corresponding period in 2012. The increase was attributable to better brand recognition of the bitauto.com website.

Cost of revenue for the bitauto.com advertising business for the second quarter of 2013 was RMB27.2 million (US$4.4 million), representing a year-over-year increase of 45.8% from RMB18.7 million (US$3.0 million). The increase was primarily due to an increase in content distribution costs, an increase in higher-direct-cost services and an increase in personnel expenses of employees directly engaged in revenue-generating activities. Cost of revenue as a percentage of revenue in the second quarter of 2013 was 15.4%, the same as that in the corresponding period in 2012.

Gross profit from the bitauto.com advertising business for the second quarter of 2013 was RMB149.3 million (US$24.3 million), representing a 45.7% increase from the corresponding period in 2012.

Operating profit from the bitauto.com advertising business for the second quarter of 2013 was RMB51.2 million (US$8.3 million), representing a 49.4% increase from the corresponding period in 2012. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com advertising business.

Revenue from the EP platform business for the second quarter of 2013 was RMB105.5 million (US$17.2 million), representing a 45.2% increase from the corresponding period in 2012. The increase was attributable to an increase in both the number of paid subscribers and months of paid subscription from the corresponding period in 2012. The Company recorded 27,866 months of paid subscription for the period.

Cost of revenue for the EP platform business for the second quarter of 2013 was RMB20.8 million (US$3.4 million), representing a year-over-year increase of 66.7% from RMB12.5 million (US$2.0 million). This was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities, as well as an increase in fees paid to partner websites to distribute dealer customers’ automobile pricing and promotional information. Cost of revenue as a percentage of revenue in the second quarter of 2013 was 19.7%, compared to 17.2% in the corresponding period in 2012.

Gross profit from the EP platform business for the second quarter of 2013 was RMB84.6 million (US$13.8 million), representing a 40.8% increase from the corresponding period in 2012.

Operating profit from the EP platform business for the second quarter of 2013 was RMB21.0 million (US$3.4 million), representing a 54.6% increase from the corresponding period in 2012. The increase was in line with the revenue growth.

Revenue from the taoche.com business for the second quarter of 2013 was RMB5.9 million (US$1.0 million), representing a 15.4% decrease from the corresponding period in 2012. This decrease was the result of a sales policy adjustment.

Cost of revenue for the taoche.com business for the second quarter of 2013 was RMB9.3 million (US$1.5 million), representing a year-over-year decrease of 31.2% from RMB13.6 million (US$2.2 million).

Gross loss from the taoche.com business for the second quarter of 2013 was RMB3.4 million (US$0.6 million), compared to a gross loss of RMB6.6 million (US$1.1 million) in the corresponding period in 2012.

Operating loss from the taoche.com business for the second quarter of 2013 was RMB18.7 million (US$3.0 million), compared to an operating loss of RMB10.7 million (US$1.7 million) in the corresponding period in 2012. This was mainly due to continued investments in marketing the taoche.com business.

Revenue from the digital marketing solutions business for the second quarter of 2013 was RMB50.2 million (US$8.2 million), representing a 6.9% increase from the corresponding period in 2012.

Cost of revenue for the digital marketing solutions business for the second quarter of 2013 was RMB25.5 million (US$4.2 million), representing a year-over-year decrease of 5.3% from RMB26.9 million (US$4.4 million) in the corresponding period in 2012. The decrease was due to the majority of revenues for the digital marketing solutions business being subject to value-added tax, which is an output tax and not recognized as cost of revenues (previously, such revenues were subject to business tax, which was recorded directly as cost of revenues) and to a decrease in headcount compared with the corresponding period in 2012.

Gross profit from the digital marketing solutions business for the second quarter of 2013 was RMB24.7 million (US$4.0 million), representing a 23.1% increase from the corresponding period in 2012.

Operating loss from the digital marketing solutions business for the second quarter of 2013 was RMB2.7 million (US$0.4 million), compared to an operating loss of RMB6.2 million (US$1.0 million) in the corresponding period in 2012.

As of June 30, 2013, the Company had cash and cash equivalents of RMB523.8 million (US$85.4 million). Cash used in operating activities, cash used in investing activities such as capital expenditures, and cash from financing activities in the second quarter of 2013 were RMB5.8 million (US$0.9 million), RMB10.5 million (US$1.7 million) and RMB2.0 million (US$0.3 million), respectively.

Gross billings2 in the second quarter of 2013 was RMB493.0 million (US$80.3 million), compared to RMB399.0 million (US$65.0 million) in the corresponding period in 2012.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB32.1 million (US$5.2 million) as of June 30, 2013, compared to RMB68.8 million (US$11.2 million) as of December 31, 2012.

Trade receivables was RMB713.8 million (US$116.3 million) as of June 30, 2013, compared to RMB472.1 million (US$76.9 million) as of December 31, 2012. This increase was due to an increase in gross billings.

[2]	For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

The number of employees totaled 2,080 as of June 30, 2013, representing a 9.4% increase from the same period in 2012. The increase in headcount was primarily due to the year-over-year expansion of the Company’s sales network from 117 to 140 locations.

Third Quarter 2013 Outlook

Bitauto currently expects to generate revenue in the range of RMB355.0 million (US$57.8 million) to RMB365.0 million (US$59.5 million) in the third quarter of fiscal year 2013, representing a 28.4% to 32.0% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB1.51 (US$0.25) to RMB1.56 (US$0.25) in the third quarter of 2013.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call on Thursday, August 8, 2013 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-6750-437or +1-866-5194-004
Hong Kong:	+852-2475-0994 or 800-930-346
China:	400-6208-038 or 800-8190-121
International:	+65-6723-9381
Conference ID:	15991691

A replay of the conference call may be accessed by phone at the following number until August 15, 2013:

US:	+1-855-4525-696
International:	+61-2-8199-0299
Conference ID:	15991691

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business.

The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. Among other things, the outlook for third quarter of 2013 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; its expectations regarding demand for and market acceptance of its services and service delivery model; its expectations regarding enhancing the brand recognition; its expectations regarding keeping and strengthening its relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to its businesses, automobile purchases and ownership in China; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to share-based payments. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1 (212) 333-3810

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	June 30, 2012	June 30, 2013
	RMB	RMB
	Unaudited	Unaudited
Revenue	247,647,257	338,009,800
Cost of revenue	(71,589,588)	(82,817,498)

Gross profit	176,057,669	255,192,302
Selling and administrative expenses	(132,457,469)	(182,233,585)
Product development expenses	(12,680,640)	(22,164,419)

Operating profit	30,919,560	50,794,298
Other income	151,333	5,467,189
Other expenses	(3,843,928)	(1,512,496)
Interest income	1,019,872	2,160,832
Interest expense	(446,816)	—
Share of profits of an associate and a joint venture	90,528	1,122,923

Profit before tax	27,890,549	58,032,746
Income tax expense	(1,712,453)	(2,230,049)

Profit for the period	26,178,096	55,802,697

Total comprehensive income for the period	29,032,740	49,595,226

Other financial data (unaudited)
Non-GAAP profit for the period	28,699,144	59,052,129

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	June 30, 2012	June 30, 2013
	RMB	RMB
	Unaudited	Unaudited
Profit for the period	26,178,096	55,802,697
Share-based payments	2,521,048	3,249,432

Non-GAAP profit for the period	28,699,144	59,052,129

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2012	June 30, 2013
	RMB	RMB
	Audited	Unaudited
Assets
Trade receivables	472,074,696	713,820,300
Bills receivables	68,768,260	32,118,000
Cash and cash equivalents	600,385,558	523,845,552
Other current assets	81,616,961	63,295,253
Non-current assets	200,935,386	211,911,154

Total assets	1,423,780,861	1,544,990,259

Liabilities
Trade payables	132,821,192	175,522,717
Other current liabilities	295,863,671	295,651,797
Non-current liabilities	7,291,615	6,088,552

Total liabilities	435,976,478	477,263,066

Total equity	987,804,383	1,067,727,193

Total liabilities and equity	1,423,780,861	1,544,990,259

Operating segment information

RMB000s (unaudited)

	For the Three Months Ended
	June 30, 2012	% of Revenue	June 30, 2013	% of Revenue	% Change
bitauto.com advertising business
- Revenue	121,144		176,518		45.7%
- Gross profit	102,483	84.6%	149,310	84.6%	45.7%
- Operating profit	34,259	28.3%	51,177	29.0%	49.4%
EP platform business
- Revenue	72,621		105,455		45.2%
- Gross profit	60,134	82.8%	84,641	80.3%	40.8%
- Operating profit	13,598	18.7%	21,016	19.9%	54.6%
taoche.com business
- Revenue	6,940		5,874		(15.4%)
- Gross loss	(6,613)	(95.3%)	(3,447)	(58.7%)	(47.9%)
- Operating loss	(10,707)	(154.3%)	(18,688)	(318.1%)	74.5%
Digital marketing solutions business
- Revenue	46,942		50,163		6.9%
- Gross profit	20,053	42.7%	24,689	49.2%	23.1%
- Operating loss	(6,231)	(13.3%)	(2,711)	(5.4%)	(56.5%)